Exhibit 99.1

LightInTheBox Reports First Quarter 2025 Financial Results

Delivers Four Consecutive Quarters of Profitability

SINGAPORE, May 13, 2025 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global specialty retailer focusing on proprietary apparel brands and design-driven collections tailored to evolving consumer preferences, today announced its unaudited financial results for the first quarter ended March 31, 2025. The Company’s strategic shift toward high-margin proprietary brands delivered sustained profitability despite a challenging e-commerce landscape.

First Quarter 2025 Financial Highlights:

•	Total Revenues were $47.0 million, a 34% decrease year over year, reflecting a deliberate focus on margin preservation over market share in a competitive market.

•	Gross Profit was $30.6 million, compared with $41.4 million in the same quarter last year.

•	Gross Margin improved to 65.2% from 58.2% in the same quarter last year, driven by the Company’s higher-margin proprietary product lines.

•	Operating Expenses declined by 33% year over year to $30.5 million, mainly attributable to reduced revenue along with effective cost management and operational efficiency enhancements.

○	Fulfillment Expenses decreased by 33% year over year to $3.9 million.

○	Selling and Marketing Expenses declined by 33% year over year to $21.9 million, while conversion rates improved with the Company’s efficient marketing of new product lines despite the industry wide increase in traffic costs.

○	General and Administrative Expenses decreased by 32% year over year to $5.0 million. Of this total, Research and Development expenses were $2.7 million, underscoring the Company's commitment to innovation and product differentiation.

•	Net Income reached $0.1 million, compared with a net loss of $3.8 million in the same quarter last year, marking sustained profitability amidst industry challenges.

•	Adjusted EBITDA was an income of $0.6 million, compared with a loss of $3.1 million in the same quarter last year.

Jian He, CEO of LightInTheBox, commented, “In 2024, we transformed LightInTheBox into a brand-focused apparel company, prioritizing profitability and launching proprietary brands like Ador and other apparel lines. This strategic pivot has delivered four consecutive quarters of profitability, highlighted by net income of $0.1 million in the first quarter of 2025, a significant improvement from a $3.8 million loss in the same quarter last year. Our gross margin improved to an impressive 65.2%, up from 58.2% last year, driven by a favorable brand mix emphasizing higher-margin proprietary products. By leveraging data-driven design and consumer insights, our brands are resonating with customers, driving higher repurchase rates and margins compared to our legacy e-commerce business. In particular, our apparel new brands have attracted invitations to enter physical retail stores, affirming their appeal in design and pricing.”

“Moving forward, we shall remain committed to operational excellence and strategic investments in our brand portfolio. We aim to expand distribution channels, enhance brand awareness, and deepen customer loyalty to support sustainable growth. We are confident that our transformation and brand initiatives position LightInTheBox well to thrive in a dynamic market, creating lasting value for our shareholders,” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. As of May 12, 2025, the Company has repurchased 111,245 ADSs with a total aggregate value of approximately $0.2 million.

CFO Transition Update

The Company is pleased to announce the appointment of Mr. Suhai Ji as Chief Financial Officer, effective May 12, 2025, succeeding Ms. Yuanjun Ye who resigned for personal reasons.

"On behalf of the Company, I would like to extend our special thanks to Yuanjun for her valuable contribution over the years and wish her all the best in her future endeavors," said Mr. Jian He, CEO of LightInTheBox. "Meanwhile, we are pleased to have Suhai join us. With his extensive experience in finance and capital markets, we are confident that he will be a great addition for LightInTheBox’s future development."

Prior to joining LightInTheBox, Mr. Ji served as the Chief Financial Officer at several private and publicly listed companies, including EDDA Healthcare and Technology Holding Limited from April 2021 to March 2024, Zhaogang.com from November 2019 to January 2021, CDP Group from August 2017 to January 2019, Guanghua Education Group from June 2016 to August 2017, and Tarena International from September 2013 to March 2016. Mr. Ji received a bachelor's degree in economics and a master’s degree in international economics and finance from Brandeis University in May 1998 and 1999, respectively, as well as an MBA degree in finance from Columbia Business School in May 2003.

About LightInTheBox Holding Co., Ltd.:

LightInTheBox is a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

Jenny Cai

Piacente Financial Communications

Email: ador@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: ador@tpg-ir.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
ASSETS
Current Assets
Cash and cash equivalents	17,945	15,857
Restricted cash	1,800	1,830
Accounts receivable, net of allowance for credit losses	976	1,025
Inventories	3,641	4,189
Prepaid expenses and other current assets	2,610	1,599
Total current assets	26,972	24,500
Property and equipment, net	2,185	1,924
Intangible assets, net	2,745	2,597
Goodwill	26,663	26,816
Operating lease right-of-use assets	9,930	8,912
Long-term rental deposits	806	934
Long-term investments	73	74
TOTAL ASSETS	69,374	65,757

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	685	690
Accounts payable	10,378	9,076
Advance from customers	8,357	9,809
Operating lease liabilities	4,047	4,183
Accrued expenses and other current liabilities	54,091	51,045
Total current liabilities	77,558	74,803

Operating lease liabilities	4,780	3,576
Deferred tax liabilities	101	103
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	82,546	78,589

STOCKHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	282,766	282,351
Treasury shares	(30,880)	(30,384)
Statutory reserves	390	390
Accumulated other comprehensive loss	(3,265)	(3,120)
Accumulated deficit	(262,200)	(262,086)
TOTAL STOCKHOLDERS’ DEFICIT	(13,172)	(12,832)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	69,374	65,757

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three months ended March 31,
	2024	2025
Revenues
Product sales	67,831	44,800
Services and others	3,338	2,218
Total revenues	71,169	47,018
Cost of revenues
Product sales	(29,070)	(15,849)
Services and others	(650)	(522)
Total Cost of revenues	(29,720)	(16,371)
Gross profit	41,449	30,647
Operating expenses
Fulfillment	(5,746)	(3,870)
Selling and marketing	(32,741)	(21,896)
General and administrative	(7,259)	(4,962)
Other operating income, net	286	204
Total operating expenses	(45,460)	(30,524)
(Loss) / income from operations	(4,011)	123
Interest income	70	2
Interest expense	-	(4)
Other income / (expense), net	111	(7)
Total other income / (expense)	181	(9)
Loss / (income) before income taxes	(3,830)	114
Income tax expense	-	-
Net (loss) / income	(3,830)	114
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.	(3,830)	114

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
-Basic	222,776,314	220,681,179
-Diluted	222,776,314	220,831,517

Net (loss) / income per ordinary share
-Basic	(0.02)	0.00
-Diluted	(0.02)	0.00

Net (loss) / income per ADS (12 ordinary shares equal to 1 ADS)
-Basic	(0.21)	0.01
-Diluted	(0.21)	0.01

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three months ended March 31,
	2024	2025
Net (loss) / income	(3,830)	114
Less: Interest income	70	2
Interest expense	-	(4)
Income tax expense	-	-
Depreciation and amortization	(626)	(440)
EBITDA	(3,274)	556
Less: Share-based compensation	(224)	(86)
Adjusted EBITDA*	(3,050)	642

* Adjusted EBITDA represents net (loss) / income before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.